

September 2, 2015

Mailstop 4561

Ms. Janice Kelliher
Chief Financial Officer
TechTarget, Inc.
275 Grove Street
Newton, MA 02466

> **Re: TechTarget, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 001-33472**

Dear Ms. Kelliher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. Business

Our Solution, page 5

1.   You provide the number of registered members as of December 31, 2014, and provide quantitative information on the number of new customers in your second quarter earnings call for 2015. In an effort to provide context and comparability to your disclosure of client numbers, tell us how you considered disclosing the number of registered members you had at the end of each period presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

2.   Please tell us the amount of cash and cash equivalents held outside of the United States for each of the periods presented. To the extent material, tell us your consideration for disclosing such amounts in future filings along with a discussion regarding the potential impact should you need to repatriate such funds. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8. Financial Information and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Principals of Consolidation, page 56

3.   We note you have determined that you effectively control a variable interest entity ("VIE") Keji Wangtou Information Technology Co., Ltd ("KWIT"), which is incorporated under the laws of the People's Republic of China, through a wholly foreign owned enterprise. In an effort for us to better understand the significance of this VIE, please tell us how much revenue and profit or loss KWIT generated in the periods presented. Also tell us KWIT's total cash and cash equivalents, total assets and total liabilities consolidated in your financial statements for each period presented.

Revenue Recognition, page 57

4.   You state on page 58 that Qualified Sales Opportunities revenue is recognized when the opportunity is delivered to your customer. Please tell us the terms of the Qualified Sales Opportunities service arrangements including what the company is obligated to provide, the typical duration, and how it is priced. Also explain further how revenue is recognized. In this regard, tell us what you mean by "when the opportunity is delivered" and how that coincides with the terms of your arrangements. Lastly, tell us your consideration for expanding your disclosure in future filings to incorporate this additional information.

Note 12. Income Taxes, page 70

5.   We note that you have not recognized a deferred tax liability for undistributed earnings in certain foreign subsidiaries that you determined are permanent in duration. Please tell us how you considered disclosing the amount of undistributed foreign earnings for which

you have not provided any U.S. income tax and the amount of the unrecognized deferred tax liability associated with such earnings. We refer you to ASC 740-30-50-2(c).

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 27, 2015)

Executive Incentive Compensation, page 19

6.   You state that you do not routinely grant each named executive officer or key employee an RSU award each year and that instead, you may grant RSU awards to selected executives or employees in certain years. You also state that you typically grant RSU awards once per year, other than when an executive begins employment with the Company, and generally grant awards only during open trading windows. Your disclosures appear to conflict insofar as the former statement indicates that you do not routinely make RSU grants on an annual basis, while the latter suggests that you generally grant RSU awards once per year. Please advise.

7.   You state that in determining equity awards, among other factors, your compensation committee considers the company's business and financial performance, the executive's performance and future potential, the award value relative to other executives' awards, and the value of previous awards and amount of outstanding unvested equity awards. In discussing such grants made in 2014, you disclose that grants to Mr. Cotoia were made in recognition of his performance and contributions to the Company as well as his expected future contributions. Your disclosures fail to fully explain how these inputs are ultimately translated into compensation determinations. With a view toward future disclosure, please expand your discussion to comprehensively explain your equity compensation structure methodology and corresponding individualized pay determinations.

Compensation Committee Interlocks and Insider Participation, page 28

8.   You do not appear to have disclosed the recent share repurchase with TCV in this section. In this regard, we note your disclosure on page 33 that Jay Hoag, a member of your compensation committee is a member of the general partner of TCV. Please confirm that in future filings you will disclose such information in this section. Refer to Item 407(e)(4)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services